FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 2 December 2004


                                File no. 0-17630


                      CRH - Further re Listing Application



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Further re Listing Application






2nd December 2004

                                    CRH plc

Application has been made for a total of 316,166 Ordinary Shares of EUR0.32 each (" the Shares") to be admitted to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and (b) trading on the London Stock Exchange Plc's market for listed securities.

Admission is expected to be granted on 6th December 2004.

The shares have been issued under the Employee Share Participation Scheme and rank pari passu with the existing Ordinary Shares.


Contact:

Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 2 December 2004

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director